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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2001

                             Commission File Number

                                     0-12490

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           ACR GROUP, INC. 401(K) PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                                 ACR GROUP, INC.
                         3200 WILCREST DRIVE, SUITE 440
                            HOUSTON, TEXAS 77042-6039

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                           ACR Group, Inc. 401(k) Plan

                 Financial Statements and Supplemental Schedule

                          Year ended December 31, 2001

                                    Contents

Report of Independent Auditors                                    1

Audited Financial Statements

Statements of Net Assets Available for Benefits                   2
Statement of Changes in Net Assets Available for Benefits         3
Notes to Financial Statements                                     4

Supplemental Schedule

Schedule H Line 4(i) - Schedule of Assets (Held At End of Year)  10


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                         Report of Independent Auditors

Plan Administrator
ACR Group, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the ACR Group, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Houston, Texas
May 22, 2002

                                                                              1

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                           ACR Group, Inc. 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                         December 31
                                                      2001       2000
                                                 ------------------------
Assets
Receivables:

   Employer contributions                        $   19,952  $   17,367
   Participant contributions                         45,923      41,989
   Sales pending                                          -      43,693
   Accrued income                                         -       1,557
                                                 ----------------------
Total receivables                                    65,875     104,606
Investments                                       3,472,015   2,855,226
                                                 ----------------------
Total assets                                      3,537,890   2,959,832

Liabilities
Corrective distributions                            (16,490)          -
                                                 ----------------------
Total liabilities                                   (16,490)          -
                                                 ----------------------
Net assets available for benefits                $3,521,400  $2,959,832
                                                 ======================



See accompanying notes.

                                                                       2

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                           ACR Group, Inc. 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions:
   Employer contributions                            $  264,582
   Participant contributions                            708,284
   Participant rollovers                                 60,554
   Investment income                                     31,446
                                                     ----------
Total additions                                       1,064,866

Deductions:
   Benefits paid to participants                        209,793
   Corrective distributions                              16,490
   Net depreciation in fair value of investments        276,856
   Administrative expenses                                  159
                                                     ----------
Total deductions                                        503,298
                                                     ----------
Net increase                                            561,568

Net assets available for benefits at:
   Beginning of year                                  2,959,832
                                                     ----------
   End of year                                       $3,521,400
                                                     ==========




See accompanying notes.

                                                                       3

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                           ACR Group, Inc. 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of Plan

General

The ACR Group, Inc. 401(k) Plan (the "Plan") is a defined contribution profit sharing plan covering all eligible employees of ACR Group, Inc. and its participating employers (collectively, the "Company"). The Plan was adopted effective March 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from the Company.

Effective January 1, 2001, the Plan's trustee and recordkeeper changed from A.G. Edwards Trust Company and Texas Pension Consultants to Allfirst Trust Company, N.A. and Hartford Life Insurance Company, respectively.

Effective May 8, 2001, the ACR Stock Fund was frozen. No new contributions may be invested in this fund option by participants, and participants are currently restricted from transferring their prior investment out of this fund.

Effective August 13, 2001, an officer of the Company became trustee of the Plan.

Eligibility

Each salaried or hourly employee of the Company who has completed at least six months of service and is at least 19 years of age is eligible to participate in the Plan.

Contributions

Participants may contribute, with certain limitations, up to 16% of their eligible annual compensation on a pretax basis. Qualified rollover contributions are also accepted by the Plan at the discretion of the Company.

The Company may determine annually what percent of the first 6% of a participant's pretax contributions will be matched. For the 2001 plan year, the Company elected to match 50% of 6% of a participant's compensation. Also, at its sole discretion, the Company may elect to make an additional contribution to the Plan from time to time. No additional contribution was made for 2001.

                                                                        4

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                           ACR Group, Inc. 401(k) Plan

                    Notes to Financial Statements (continued)

1. Description of Plan (continued)

All participant contributions and employer matching contribution accounts are participant-directed.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Vesting

Participants are immediately 100% vested in their contributions plus earnings thereon.

Vesting in the Company contributions portion of their account plus actual earnings thereon is based on years of credited service at 25% per year with 100% vesting after four years. Participants also become 100% vested upon death, disability, or the attainment of normal retirement age 65. Forfeitures of account balances by participants not fully vested are used to reduce future employer contributions.

Benefit Payments

To meet certain financial hardships as defined by the Internal Revenue Service ("IRS"), participants may make withdrawals from the portion of their accounts attributable to employee pretax contributions and the vested employer contributions. Distributions of a participant's accrued benefits are also made upon termination of employment, total and permanent disability, or death. Participants with $5,000 or less nonforfeitable interest in their accounts will receive a lump-sum distribution as soon as practicable after separation from service. Participants with more than $5,000 of nonforfeitable interest in their accounts may receive either annuity payments or a lump-sum distribution upon the participant's request, but no later than the participant's normal retirement age.

Plan Termination

Although there is no current intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

                                                                        5

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                           ACR Group, Inc. 401(k) Plan

                    Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The common stock is stated at fair value based on quoted market prices obtained from national securities exchanges. The investments in the pooled separate accounts are stated at fair value as determined by the issuer based on quoted market values of the underlying investments.

Short-term investments are stated at cost which approximates fair value. The fixed income account is stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan provides for various investments in common stock, short-term investments, pooled separate accounts, and an investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

                                                                        6

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                           ACR Group, Inc. 401(k) Plan

                    Notes to Financial Statements (continued)

3. Investments

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                           December 31
                                                       2001          2000
                                                   -------------------------

ACR Group, Inc. common stock                        $102,367    $   205,834
Prime Obligations Fund                                     -      2,649,392
Hartford Life Insurance pooled separate accounts:
   American Century Income & Growth Fund             208,497              -
   American Century Ultra Fund                       178,137              -
   Franklin Small Mid Cap Growth Fund                419,836              -
   Dividend & Growth Fund                            429,368              -
   Bond Fund                                         280,045              -
   Small Midcap Fund                                 529,807              -
   Janus Balanced Fund                               316,590              -
   Janus Twenty Fund                                 447,020              -
Hartford Life Insurance Fixed Income Account         254,830              -

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value as follows:

Common stock                                           $143,531
Pooled separate accounts                                133,325
                                                       --------
                                                       $276,856
                                                       ========

Effective January 1, 2001, the Plan entered into a group annuity contract with Hartford Life Insurance Company ("Hartford") which includes a fixed income account. The crediting interest rate may be changed from time to time by Hartford. However, it is guaranteed for the first three contract years at 6.15% in 2001, 5.65% for 2002, and 5.15% for 2003. The crediting interest rate was 6.15% at December 31, 2001. The average yield for 2001 was 6.56%.

                                                                        7

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                           ACR Group, Inc. 401(k) Plan

                    Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received an opinion letter from the IRS dated September 4, 2001, stating that the written form of the underlying volume submitter plan document is qualified under Section 401(a) of the Internal Revenue Code ("IRC"), and that under certain conditions, employers adopting this form of the Plan will be considered to have a plan qualified under the IRC. The Company believes those circumstances have been met, and that the operation of the Plan is in compliance with the plan document and the IRC and, therefore, believes that the Plan is qualified and the related trust is exempt from taxation under Section 501(a) of the IRC.

5. Subsequent Events

Effective January 1, 2002, the Plan was amended and restated to incorporate certain statutory changes, remove the 16% limit on participant pre-tax contributions, and change certain administrative procedures.

                                                                           8

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                              Supplemental Schedule



                                                                            9

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                          ACR Group, Inc. 401(k) Plan

        Schedule H Line 4(i) - Schedule of Assets (Held At End of Year)

                               December 31, 2001

                            EIN: 74-2008473 PN: 001

        Identity of
 Issue, Borrower, Lessor or            Description of                   Current
       Similar Party                     Investment                      Value
-----------------------------------------------------------=--------------------
*Charles Schwab              Schwab Money Market Fund               $   45,741
*ACR Group, Inc.             292,477 Shares of Common Stock            102,367
*Hartford Life Insurance     American Century Income & Growth Fund     208,497
*Hartford Life Insurance     American Century Ultra Fund               178,137
*Hartford Life Insurance     Fixed Income Account                      254,830
*Hartford Life Insurance     Franklin Small Mid Cap Growth Fund        419,836
*Hartford Life Insurance     Fidelity VIP Overseas Fund                 90,929
*Hartford Life Insurance     Bond Fund                                 280,045
*Hartford Life Insurance     Dividend & Growth Fund                    429,368
*Hartford Life Insurance     Small Midcap Fund                         529,807
*Hartford Life Insurance     Money Market Fund                         168,848
*Hartford Life Insurance     Janus Balanced Fund                       316,590
*Hartford Life Insurance     Janus Twenty Fund                         447,020
                                                                    ----------
                                                                    $3,472,015
                                                                    ==========

*Party-in-interest

                                                                         10

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ACR Group, Inc. 401(k) Plan


Date:  July 1, 2002                 /s / A. Stephen Trevino
                                    -----------------------
                                    Secretary

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